FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated May 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date:  May 29, 2007
By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 29, 2007

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

New York and Stockholm - May 29th, 2007 - Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), one of the world's leading mobile telephony operators in emerging markets, today held its Annual General Meeting ("AGM") and an Extraordinary General Meeting ("EGM") of shareholders in Luxembourg.

The AGM resolved to re-elect Ms Donna Cordner, Mr Daniel Johannesson, Mr Tope Lawani, Mr Michel Massart and Ms Cristina Stenbeck as members of the Board of Directors and to elect Ms Mia Brunell and Mr Kent Atkinson as new directors. Mia Brunell has been CEO of Investment AB Kinnevik since August 1, 2006 and was formerly CFO of Modern Times Group MTG AB. Kent Atkinson held a number of senior managerial positions in Europe, Latin America and the Middle East before becoming Group Finance Director of Lloyds TSB from 1994-2002. Mr Vigo Carlund, Mr Ernest Cravatte and Mr Lars-Johan Jarnheimer did not stand for re-election and therefore cease to be members of the Board effective today. PricewaterhouseCoopers Sàrl was re-elected as external Auditor.

All other resolutions proposed to Millicom's AGM of shareholders today in Luxembourg were passed. In particular, the AGM authorized Millicom to proceed with a share buy-back program between June 1, 2007 and the date of the 2008 AGM provided certain conditions are met. For the conditions of the proposed share buy-back program, please refer to Item 9 of the AGM agenda in the AGM/EGM convening notice published by Millicom on May 10th, 2007 available on our website www.millicom.com .

The EGM resolved to renew the authorisation granted to the Board of Directors to issue shares up to a share capital of USD 199,999,800 divided into 133,333,200 shares at a par value of USD 1.50 per share for a period of five years. The EGM also voted in favor of several amendments to the Articles of Incorporation of Millicom. For details of the amendments to Millicom’s Articles, please refer to the EGM part of the AGM/EGM convening notice published by Millicom on May 10th, 2007 available on our website www.millicom.com .

Following the AGM/EGM, the Board unanimously resolved to re-elect Mr. Johannesson as Chairman of the Board of Directors for a term of office ending at the AGM to take place in 2008.

The Board also resolved to elect Mr Michel Massart, Mr Kent Atkinson and Mr Tope Lawani as members of the Audit Committee and to elect Mr. Massart as its Chairman and designated financial expert, in each case for a term of office ending at the AGM to take place in 2008.

The Board resolved to elect Mr Daniel Johannesson, Mr Kent Atkinson and Ms Mia Brunell as members of the Compensation Committee and to elect Mr. Johannesson as Chairman of the Compensation Committee. Each member is elected for a term of office ending at the AGM to take place in 2008.

The Board resolved to elect Mr Daniel Johannesson as Chairman of the Nominations Committee and Mr Tope Lawani and Mr Michel Massart as members, in each case for a term of office ending at the AGM to take place in 2008.

Millicom International Cellular S.A. is a global telecommunications group with mobile operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees and representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

David Sach Chief Financial Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations	Telephone: +44 7798 576 378

Visit our web site at: www.millicom.com